September 7, 2007

VIA FACSIMILE AND U.S. MAIL

Tia Jenkins, Senior Assistant Chief Accountant
Angela Halac, Staff Accountant
Division of Corporation Finance
Office of Emerging Growth Companies
US Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	China Sky One Medical, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2006 Filed April 2, 2007 Form 10-QSB for Fiscal Quarter Ended March 31, 2007 Filed May 15, 2007 File No. 0-26059

Dear Ms. Jenkins and Ms. Halac:

China Sky One Medical, Inc. (the “Company”) has asked this firm to respond to the comment letter of the staff of the Commission dated August 1, 2007, concerning its Form 10-KSB for the fiscal year ended December 31, 2006 and the Form 10-QSB for the fiscal quarter ended March 31, 2007.

As a preliminary matter, we note that the Company is in the process of completing an amendment to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006 (the “amended Form 10-KSB”), which we expect to have completed shortly for filing. The principal changes in the amended Form 10-KSB will be in the audited financial statements and notes, that address many of the comments below. The Company will also be reviewing the Form 10-QSB for the quarter ended March 31, 2007, to determine what amendment may be necessary or appropriate in the circumstances, and expects that this process will be completed in the next few days as well.

The following responses numerically correspond to your comments.

Tia Jenkins, Senior Assistant Chief Accountant
Angela Halac, Staff Accountant
September 7, 2007

Form 10KSB for the year ended December 31, 2006

Item 6. Management’s Discussion and Analysis or Plan of Operation, page 34

General

1. Please include a discussion of your critical accounting estimates (e.g. revenue recognition, stock compensation to employees and non-employees, allowances for doubtful accounts, and inventory allowances). Disclosures included in the Critical Accounting Estimates section of the MD&A should provide greater insight into the quality and variability of information regarding financial condition and operating performance. Your revised disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Your disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumption. Please revise.

Response:

We are in the process of including a Critical Accounting Estimates section of the MD&A in the amended Form 10-KSB.

Overview, page 35

2. We noted your references to net income after removing the effects of non-cash items. It appears this measure of net income is non-GAAP. Please revise to include a GAAP measure of equal or greater prominence (e.g. standardized measure) and provide the minimum required disclosures related to non-GAAP measures in Item 10 of Regulation S-B or revise to delete all references to the “non-GAAP net income.”

Response:

All references to the “non-GAAP net income” will be deleted in the amended Form 10-KSB.

Tia Jenkins, Senior Assistant Chief Accountant
Angela Halac, Staff Accountant
September 7, 2007

Financial Statements

Presentation

3. We note that you have presented unaudited pro forma statements of operations, cash flow and shareholders’ equity for the year ended December 31, 2005. Item 310 (a) of Regulation S-B requires the presentation of two years of audited historical statements of operations, cash flow and shareholders’ equity. Please include in an amended Form 10KSB audited historical statements of operations, cash flows and stockholders’ equity of the accounting acquirer, ACPG/TDR for the year ended December 31, 2005; these financial statements should be restated retroactively to give effect to the reverse merger or recapitalization of the accounting acquirer. You should also file an audit report reflecting the audit of the retroactively restated 2005 financial statements.

Response:

The amended Form 10-KSB will reflect audited historical statements of operations, cash flows and stockholders’ equity of the accounting acquirer, ACPG/TDR for the year ended December 31, 2005; these financial statements will be restated retroactively to give effect to the reverse merger or recapitalization of the accounting acquirer. We will also include an audit report reflecting the audit of the retroactively restated 2005 financial statements.

Consolidated Statement of Income, F-4

4. It appears based on your disclosure on F-3 and F-12 the company is reporting other comprehensive income related to the foreign currency translation adjustment. Please revise the statement of operations to disclose other comprehensive income and its element(s) in accordance with the guidance in paragraphs 22-25 and Appendix A of SFAS No. 130. Please also present the accumulated balance of other comprehensive income separately in the equity section of the balance sheet. Refer to paragraph 26 of SFAS 130.

Response:

The amended Form 10-KSB will revise the statement of operations to disclose other comprehensive income and its element(s) in accordance with the guidance in paragraphs 22-25 and Appendix A of SFAS No. 130. We will also present the accumulated balance of other comprehensive income separately in the equity section of the balance sheet.

Tia Jenkins, Senior Assistant Chief Accountant
Angela Halac, Staff Accountant
September 7, 2007

Consolidated Statements of Cash flows, page F-6

5. The only element of the foreign currency translation adjustment that should appear in the statement of cash flows is the amount that represents the effect of exchange rate changes on cash balances held in foreign currencies. You have included the entire translation adjustment in the statement, please revise to correct or delete these amounts for 2006 and 2005 and also delete these amounts from the disclosure of noncash transactions on page F-7. Refer to paragraph 25 of SFAS 95.

Response:

The amended Form 10-KSB will reflect a change to the cash flow statements to comply with paragraph 25 of SFAS 9.

Notes to Consolidated Financial Statements

Note 1. Description of Business, page F-8

6. Please expand the second paragraph to describe how you have accounted for the reverse merger or recapitalization of ACPG. Please ensure that your accounting complies with the following description of accounting: The assets and liabilities of both Comet and ACPG should be combined at their net book value. The retained earnings of ACPG should be brought forward, and the retained earnings of Comet should be eliminated. The capital stock account, on an immediate post-merger basis, should consist of the balance of common stock of Comet prior to the merger plus the amount representing the par value of the shares issued to effect the merger. The weighted average and total number of shares outstanding should be retroactively restated to give effect to the merger. All eliminating adjustments should be made through additional paid-in capital. The results of operations for periods prior to the merger should be those of ACPG. Please ensure that the disclosure of the merger terms, consideration exchanged and the method of accounting for the transaction is consistent throughout the financial statements.

Response:

The amended Form 10-KSB will expand the second paragraph of note 1 to the financial statements, to better describe how we have accounted for the reverse merger and recapitalization of ACPG. We will also review the disclosure to ensure that appropriate disclosure of merger terms, consideration exchanged and the method of accounting for the transaction is consistent throughout the financial statements.

Tia Jenkins, Senior Assistant Chief Accountant
Angela Halac, Staff Accountant
September 7, 2007

Note 3. Summary of Significant Accounting Policies

Intangible Assets, F-11

7. We note your disclosures here and under Item 6 on page 36 regarding the acquisition of Tianlong Beijing. Tell us how you are accounting for the acquisition of this entity (e.g., purchase of assets or business combination) and explain your accounting treatment. Please also address each of the factors in Rule 11-01(d) of Regulation S-X in your response. Revise to disclose the accounting method used, the amounts assigned to assets and liabilities acquired, and provide the necessary disclosures required by paragraph 51 of SFAS 141, as applicable. We may have further comments upon review of your responses.

Response:

The amended Form 10-KSB will include a separate footnote to the financial statements with the disclosures required by SFAS 141 paragraph 51 and Rule 11-01(d) of Regulation S-X related to the acquisition of assets from Tianlong Beiing.

8. If you conclude that you acquired or succeeded to a business as the result of the Tianlong acquisition, please file a Form 8-K that includes audited annual financial statements and interim financial statements before the merger of Tianlong and related pro forma financial information in accordance with Items 310 (c) and (d) of Regulation S-B or justify the exclusion of these financial statements.

Response:

We do not believe that further financial disclosures in a Form 8-K should be required since the $371,800 in assets acquired represents less that 3% of the total assets of the Company as of December 31, 2006.

Note 5. Share Based Compensation, F-19

9. We note your disclosure that SFAS 123 (R) was adopted as of January 1, 2006. Please revise the financial statements to provide the disclosures required by paragraphs 64-65 and A240-A242 of SFAS 123(R).

Response:

We are in the process of revising the financial statements to provide, in the amended Form 10-KSB, the disclosures required by paragraphs 64-65 and A240-A242 of SFAS 123(R).

Tia Jenkins, Senior Assistant Chief Accountant
Angela Halac, Staff Accountant
September 7, 2007

10. It appears that the fair value of $772,275 of the 500,000 warrants with an exercise price of $2.00 issued to advisors in connection with the “Stock Exchange Agreement” does not agree to the fair value of $1,469,190 disclosed on page 33. Please clarify and revise. In addition, please clarify if these warrants are the same warrants being disclosed on F-20 as a liability with a fair value of $916,622.

Response:

Note 5 to the financial statements will be expanded in the amended Form 10-KSB to describe the second issuance of 500,000 warrants and how they were treated in the financial statements. These warrants were treated as syndication costs and thus had no impact on the financial statements.

The wording on page 33 of the Form 10- KSB will be revised as well to explain that the $734,595 treated as syndication costs would have no impact on additional paid in capital as the value contributed to additional paid in capital by the issuance of these shares will directly offset the related syndication costs.

Note 11. Intangible Assets, F-23

11. We read your disclosure related to the diagnostic and detections kits on page 37 and it appears that these items relate to research and development costs and therefore should be expensed in accordance with SFAS No. 2. Please revise or tell us why no revision is required.

Response:

The amended Form 10-KSB will reflect the expensing of research and development costs in accordance with SFAS No. 2.

Form 10QSB For the Three Months Ended March 31, 2007

Note 3. Summary of Significant Accounting Policies

Correction of Errors, page 12

12. It appears the company identified significant accounting errors in previously issued financial statements. Although certain events that trigger the filing of Form 8-K may be disclosed in a periodic report if the events occur within four business days before that report is required to be filed, Items 4.01 and 4.02 events must be filed in a Form 8-K. Please revise to file your Item 4.02 Form 8-K as it is overdue or tell us why an 8-K is not necessary.

Tia Jenkins, Senior Assistant Chief Accountant
Angela Halac, Staff Accountant
September 7, 2007

Response:

The Company had assumed that the Form 8-K was not required due to the disclosure contained in the Form 10-QSB referenced in your comment. This error will be corrected, and the Company intends to file a Form 8-K addressing this issue in the next few days.

Item 3 - Controls and Procedures, page 25

13. It appears the officers’ have concluded that the disclosure controls and procedures were effective, despite the fact that previously issued financial statements contained several errors, please tell us why this is so. We note that there were no changes in internal controls over financial reporting during the quarter.

Response:

In 2007, the Company engaged a U.S. certified public accountant with extensive S.E.C. reporting experience to assist the Company in the preparation of its financial statements and notes thereto, and with respect to U.S. GAAP reporting issues. The Company believes that its principal internal control deficiency was the absence of a person with these qualifications and experience, which was noted in the Form 10-QSB of the Company for the quarter ended June 30, 2007. In connection with the amended Form 10-KSB, and a possible amendment to the Form 10-QSB for the quarter ended March 31, 2007, the Company will review the situation and determine to what extent additional disclosure concerning controls and procedures is necessary.

I am available to discuss these items at your convenience.

Sincerely,

Lewis, Hansen, Waldo & Pleshe, LLC

/s/ James C. Lewis

James C. Lewis